"Exemption No 82-1357"
Continental Aktiengesellschaft

Press Release

Changes i[…]tive Board:

- **Martien de Louw New Board Member for Passenger Tires**
- **Manfred Wennemer to Temporarily Assume Function of Director of Personnel**

Hanover, December 13, 2002. The Supervisory Board of Continental AG, Hanover, has appointed Martien de Louw (56) to the company's Executive Board, with responsibility for the Passenger Tire division. Board chairman Manfred Wennemer (55) previously oversaw the division in addition to his other duties. De Louw will take up his new assignment on February 1, 2003.

Martien de Louw, a native of the Netherlands, comes to Continental from DAF Trucks, a subsidiary of the Paccar Group, Seattle, USA, where he relinquishes the post of Board member in charge of DAF Truck development and his seat on the Board of Management of the Paccar Group. De Louw has an academic background in machine engineering. He joined DAF in 1972 following stints at Michelin in Germany and France and at Philips Netherlands. De Louw will initially manage the Continental Passenger Tire division from Charlotte, North Carolina, USA.

In further action, the Supervisory Board named Manfred Wennemer to the post of Director of Personnel. He assumes this assignment temporarily, succeeding Klaus Friedland (49), who - as already reported - will be leaving the Continental Executive Board at his own request at the end of the current year.

The Continental Corporation is a major supplier of brake systems, chassis components, vehicle electronics, tires and technical rubber products. Worldwide the company had around 65,000 employees on its payroll in 2001 and took in €11.2 billion in sales.

Dr. Heimo Prokop
Director Corporate Communications
Tel.: 0511-938-1485
Fax: 0511-938-1055
E-Mail: prkonzern@conti.de

Andreas Meurer
Head of Press Relations
Tel.: 0511-938-1278
Fax: 0511-938-1055
E-Mail: prkonzern@conti.de